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REAL BRAIN
TECHNOLOGY INC
Empowering the Real Estate Industry with Advanced Technology


REAL BRAIN
TECHNOLOGY INC
Real People
Developing Real Solutions
02:21

REASONS TO INVEST | OVERVIEW | OPPORTUNITY | PROBLEM | SOLUTION | MANAGEMENT

REASONS TO INVEST

Affordable Lead Generation

LOW-COST EXCLUSIVE HIGH-QUALITY LEADS. Real Brain Technology, Inc. brings affordable high-quality leads to real estate agents at all stages of their career – developed by realtors for realtors.

- Real estate agents keep more commissions
- Reduces competition from other agents and brokers
- Free to consumer
- No anti-trust violations

EXPANDING MARKET. Global real estate generation market is projected to climb to $9.6 billion in 2028 (from $3.1 billion in 2021).

GREAT MANAGEMENT. Experienced real estate team with blend of innovation, creative thought, and technology.

$000,000
TOTAL RAISED

00	$20 Million
INVESTORS	VALUATION

$10.00	$250.00
PRICE PER SHARE	MIN. INVESTMENT

Class A Common	Equity
SHARES OFFERED	OFFERING TYPE

$5 Million	Reg CF
OFFERING MAX	OFFERING

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Real Brain Technology, Inc. (dba
August 10, 2022

CrowdCheckLaw LLP delivers due diligence, disclosure and compliance services for online capital formation. The Verified Check looks for evidence indicating that the company is a legitimate venture conducting the type of business it claims, is properly incorporated and is in good standing with a US state or jurisdiction, and meets the legal requirements to seek investment through an online securities offering. The Verified Check does not constitute an investment recommendation or advice of any kind.

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Overview [1]



Real Brain Technology, Inc. designs and develops innovative lead generation applications for the real estate industry. Seeking $5 million for marketing and development.

Built to be affordable for all real estate agents, no matter the stage of their career

- Developed by real estate agents for real estate agents
- Real estate agents keep more of their commission – multiple payment options
- Exclusive leads – allows the real estate agent time to nurture the lead to closing without competition from other agents who have purchased the same lead

Over 3 million licensed U.S. real estate agents in need of lead generation – but lack access to low-cost high-quality leads

Experienced real estate management team reflecting a blend of innovation, creative thought, and technology

- Female-owned – serving the real estate industry (60% female)



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Problem – Lead Generation is Costly [2,3,4]



Cost of purchasing leads from current lead generation companies is expensive and beyond the reach of most real estate agents.

Quality leads don't have to be expensive

Most real estate agents and brokerages try to reduce their cost per lead – lower the cost per acquisition and yield wider profit margins

Agent Pronto, OPCITY (now owned by Realtor.com) and OJO charge average referral fee of 30% – 35% or more of the Gross Commission and require a real estate broker commitment



Problem – Agents are Struggling [5,6]



Due to the high price of leads – it takes a large budget to be an effective real estate agent.

About 65% of real estate agents rank generating traffic and leads as their top priority

- 61% find it extremely difficult to generate high-quality leads at an affordable price

Most real estate professionals spend $500 – $1,000 or more per month (10% spending over $10,000 per month)

- Quality leads don't have to be expensive



Problem – Leads are Non-Exclusive [4,7,8,9,10,11]



Multiple real estate agents are chasing the same opportunities which puts them at a disadvantage and forces them to compete against each other.

Zillow Premier Agent – pay for profile, with no guaranteed leads

- Real estate agents spend $150 – $1,000 per month or more for the platform

Realtor.com – sells the same lead to multiple agents and other professionals per zip code

- Average monthly cost for non-exclusive leads start at $200 per month, while exclusive leads cost $1,000 per month (or more, depending on zip code) – with no guaranteed leads
- Pricing is not transparent because agents need to contact a sales rep

Consumer privacy – duplicate leads causes overabundance of unwanted calls, texts, and emails to the consumer

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Opportunity [12,13,14,15]





Over 150,000 new real estate agents joined the National Association of Realtors in 2020 and 2021, with over an additional 45,000 new agents per year projected to get their license – lead generation has become a necessity for survival and success.

Over 3 million active real estate licensees in the U.S.

Technology has changed the way business is done
- Increased online lead generation purchases by real estate agents and brokerages
- Fewer face-to-face meetings to expand their client base

About 69% of real estate agents have a website for business use
- Many market themselves on social media platforms (Facebook, LinkedIn, Twitter)

Expanding Market [16,17]



Global real estate lead generation market is projected to climb to $9.6 billion in 2028 (from $3.1 billion in 2021).

The number of companies that offer real estate lead generation services is expected to increase significantly

Fragmented market – various competitors provide a similar experience through mobile and web-based applications, but at high costs to the agent

Market is segmented by basis of offering (software and services), enterprise size, and geography

- Software segment represents the largest share and is growing



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Solution/Strategy



Real Brain Technology, Inc. leveraged its knowledge of the real estate industry to develop affordable products and services which real estate agents want and need to stay competitive in today's market.

Agent Scout™ (launched 2021) – lead generation tool for individual real estate agents and brokerages

- As of 2Q2022, servicing real estate agents in 36 states – with a corporate brokerage account in Ohio
- Low-cost high-quality leads
- Unlimited number of zip codes and counties
- Easy to use, web application makes real-time introduction between the agent and consumer

Lead Scout (expected launch 2022) – expanding lead generation services to industries outside of real estate

Consumer privacy – eliminates unwanted sales calls, texts, and emails

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Competitive Advantages





Empowering the Real Estate Industry with Advanced Technology



Agent Scout provides real estate agents with exclusive and affordable leads

- No referral fees – offer flat-rate and low-cost monthly fees
- No brokerage commitment for the real estate agent to use service
- Multiple payment options available to real estate agents
- Corporate and real estate brokerage volume discounts are available
- No cost variance based on zip code
- Free to consumer
- No anti-trust law violations

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Management





Kimberly Sue Lewis – Founder, Chairman, President, and Chief Executive Officer

Over 20 years of management, planning and marketing experience. Co-owner of real estate brokerage firm. Over 17 years as a real estate investor and consultant to other investors before getting her real estate license. In 2022, left HER Realtors to join Home Equity Group as a 30% owner in Home Equity Realty Group Brokerage. In 2018, opened first real estate office and over the next 5 years opened an additional two offices. Since 2018, office owner providing management and sales training to more than 30 agents as well as handled daily operations; in 2021, these offices closed more than $36 million and over 200 real estate transactions. Recognition as Top 10% of real estate agents in Ohio within two-years of being licensed, maintained for more than 3 years. Prior to career in real estate, spent 15 years as the Managing Partner of H&R Contractors and Design – specializing in upscale home renovations. Certificate in Real Estate from Hondros College of Business. B.S. in Business Management from Capital University.



Philip Edwin ("Pete") Sachs – Chief Financial Officer

Over 50 years of investment experience. Since 2021, independent consultant advising clients. From 2011 to 2021 (retired), Partner and Senior Financial Advisor at WMS Partners, a wealth management firm working with client as senior advisor – retired 2021. Founder of Legg Mason Capital Management; previously served as President and CEO, leading the firm's growth to $5.3 billion in assets under management serving both individual and institutional investors. B.S.B.A. from Washington University in St. Louis.



Ellen Katz – Vice President of Finance

Over 20 years of business management and operations experience. Since 2016, Managing Member of Park Investment Group, LLC, a family investment company active in residential real estate across the U.S. Started career in healthcare consulting. Over 15 years in senior operations' roles within healthcare and market research; last role was as the Senior VP of Global Operations for the PSL Group. Member of the commercialization team at Guilford Pharmaceuticals. MBA from The Goizueta School of Business at Emory University. B.A. in Psychology and Public Health from the University of Rochester.



Fred Troyer – Chief Operating Officer and Secretary of the Board

With over 25 years of real estate leadership and management experience. Currently Chairman of the Advisory Board for Realtors Leadership Academy and on served on the Board of the Wooster Chamber of Commerce; previously served on various committees and task force groups with the Ohio Association of Realtors. From 2019 to 2021, Office Manager and Associate Broker, and is currently the principal Broker for Home Equity Realty Group. Past Regional Vice President of HER Realtors, LLC, and past President of both the Ashland and Wayne Holmes Board of Realtors. In 2008, awarded Realtor of the Year and inducted into the Wayne Holmes Hall of Fame in 2017. Licensed realtor since 1997; obtained real estate broker's license in 2003. Associate Degree in Business Management from Wooster Business College.



Brian Kovacs – Chief Technology Officer

Over 12 years of experience designing and building all things digital, including artificial intelligence and heuristics programming, cloud computing, LiDAR scanning, augmented reality, and 3-D visualization. Since 2019, Owner and Creative Director of Bytesize Studios LLC, developing bespoke software. Developed solutions for Connect Genomics, RTT Molecular DX, Southern Pavement Solutions LLC, and Radio Free Entertainment Network. M.S. and B.S. in Computer Science from the University of Akron.



Carol Kovacs – Chief Marketing Officer

Over 45 years of experience in advertising and design with expertise in print and digital work, including branding/logo marks, brochures, and product design. Since 1986, Owner and Creative Designer of Kovacs Design, a design studio working with notable clients including Warner Brothers, Goodyear Aerospace, Lockheed Martin, and CF Bank. Started career in 1976 with Jeff Sturm Graphic Design Studio (Akron, Ohio). B.A. in Graphic Design from the University of Akron.



Charles Lewis – Director of Marketing

Over 2 years of experience in marketing and sales. From 2019 to 2020, worked in marketing for The Bennett Group. In 2020, joined the family business, HER Realtors / The Bennett Group; earned awards for top office sales and rookie of the year in the first year. In 2022, left HER Realtors to join Home Equity Realty Group. Licensed Realtor. B.A. in Marketing and Business from the University of Mount Union.



Travis King – Vice President of Sales

Over 20 years of sales, operations, and business management experience. Since 2015, oversaw Customer Center, Relocation, and Lead Generation operations at HER REALTORS. Previously worked for Fortune 500 companies including JP Morgan Chase and Alliance Data. Licensed Realtor. Six Sigma Certified. B.A in Psychology from the University of North Carolina at Charlotte.

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FOOTNOTES:

Overview

(1) https://www.homelight.com/blog/how-many-realtors-in-the-us/

Problem – Agents are Struggling

(2) Realtor.com
(3) https://www.agentlegend.com/blog/resources/lead-conversion/how-much-do-most-real-estate-professionals-spend-on-lead-generation-you-might-be-surprised#:~:text=How%20Much%20do%20Most%20Real,more%20than%20%2410%2C000%20a%20month.
(4) https://www.kylehandy.com/blog/learn/zillow-leads/

Problem – Lead Generation is Too Costly

(5) https://www.hubspot.com/marketing-statistics
(6) https:///marketinginsidergroup.com/demand-generation/quality-leads-expensive

---

Problem – Leads are Non-Exclusive

(7) Realtor.com
(8) https://www.kylehandy.com/blog/learn/realtor-com-leads/
(9) https://www.zillow.com/agent-resources/premier-agent-frequently-asked-questions/
(10) https://www.zillow.com/agent-resources/training/manage-premier-agent-advertising/understand-zillow-premier-agent-costs/
(11) https://blog.zurple.com/best-zillow-premier-zip-code-strategy-hyperlocal-or-wide-net#:~:text=Zillow%20Premier%20Zip%20Codes%20-%20How%20it%20Works%3A,the%20three%20agents%20to%20send%20a%20message%20to

---

Opportunity

(12) https://www.arello.org
(13) https://www.nar.realtor/research-and-statistics/research-reports/highlights-from-the-nar-member profile
(14) https://www.homelight.com/blog/how-many-realtors-in-the-us/
(15) https://www.bls.gov/ooh/sales/real-estate-brokers-and-sales-agents.htm#tab-6

Expanding Market

(16) https://www.yahoo.com/now/lead-generation-solution-market-forecast-094400867.html
(17) https://www.reportlinker.com/p06128419/Lead-Generation-Solution-Market-Forecast-to-COVID-19-Impact-and-Global-Analysis-By-Offering-Enterprise-Size.html?utm_source=GNW

OFFERING SUMMARY_____

COMPANY:	Real Brain Technology, Inc
CORPORATE ADDRESS:	140 W. Washington Street, Suite 200, Medina, OH 44256
OFFERING MINIMUM:	$25,000
OFFERING MAXIMUM:	$5,000,000
MINIMUM INVESTMENT AMOUNT (PER INVESTOR):	$250.00

TERMS_____

OFFERING TYPE:	Equity
SECURITY NAME:	Class A Non-Voting Common Stock
MINIMUM NUMBER OF SHARES OFFERED:	2,500
MAXIMUM NUMBER OF SHARES OFFERED:	500,000
PRICE PER SHARE:	$10.00
PRE-MONEY VALUATION:	$20,000,000

Use of Proceeds May Change Materially

Any information provided regarding the use of proceeds is an estimated forecast only. The Company might incur uses of proceeds that differ materially from any use of proceeds information provided to prospective investors, including salary or other compensation to current owners, founders, senior management, or their friends or relatives.

OFFERING DETAILS (LINK)   FILL IN

FORM C FILING (LINK)   FILL IN

The investor should read the Form C, Offering Memorandum, and the Risks section before investing in this transaction.

RISKS

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

COMMENTS_____

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All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. Castle Placement, LLC does not provide any investment advice or recommendations, and does not provide any legal or tax advice with respect to any securities. Castle Placement, LLC does not verify the adequacy, accuracy or completeness of any information.

Neither Castle Placement, LLC nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures contained herein.

By accessing this site and any pages on this site, you agree to be bound by our **Reg CF Investment Considerations, Disclosures and Risks** and **Privacy Policy link**, as may be amended from time to time without notice or liability.

The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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